STATEMENTS OF INCOME (LOSS)                                  EXHIBIT 20
Boise Cascade Corporation and Subsidiaries
                                              Year Ended December 31
                                      ____________________________________
                                         1997         1996         1995
                                      __________   __________   __________
                                           (expressed in thousands)
Revenues
  Sales                               $5,493,820   $5,108,220   $5,074,230
  Other income (expense), net               (710)      14,520      (16,560)
                                      __________   __________   __________
                                       5,493,110    5,122,740    5,057,670
                                      __________   __________   __________
Costs and expenses
  Materials, labor, and other
   operating expenses                  4,436,650    4,152,150    3,752,650
  Depreciation, amortization,
   and cost of company timber
   harvested                             256,570      255,000      260,760
  Selling and distribution expenses      553,240      446,530      305,590
  General and administrative expenses    139,060      119,860      123,140
                                      __________   __________   __________
                                       5,385,520    4,973,540    4,442,140
                                      __________   __________   __________
Equity in net income (loss)
   of affiliates                          (5,180)       2,940       40,070
                                      __________   __________   __________

Income from operations                   102,410      152,140      655,600
                                      __________   __________   __________
  Interest expense                      (137,350)    (128,360)    (135,130)
  Interest income                          6,000        3,430        2,970
  Foreign exchange gain (loss)                10       (1,200)        (300)
  Gain on subsidiary's issuance of stock     -          5,330       66,270
                                      __________   __________   __________
                                        (131,340)    (120,800)     (66,190)
                                      __________   __________   __________
Income (loss) before income taxes
   and minority interest                 (28,930)      31,340      589,410
  Income tax (provision) benefit           9,260      (11,960)    (231,290)
                                      __________   __________   __________
Income (loss) before minority interest   (19,670)      19,380      358,120
  Minority interest, net of income tax   (10,740)     (10,330)      (6,260)
                                      __________   __________   __________
Net income (loss)                     $  (30,410)  $    9,050   $  351,860

Net income (loss) per common share
  Basic                                   $(1.19)       $(.63)       $6.62
  Diluted                                 $(1.19)       $(.63)       $5.39

The accompanying notes are an integral part of these Financial Statements.

BALANCE SHEETS
Boise Cascade Corporation and Subsidiaries


                                                     December 31
                                              _________________________
Assets                                           1997           1996
                                              __________     __________
                                              (expressed in thousands)

Current
  Cash                                       $   56,429      $   40,066
  Cash equivalents                                7,157         220,785
                                             __________      __________
                                                 63,586         260,851
  Receivables, less allowances
   of $9,689,000 and $4,911,000                 570,424         476,339
  Inventories                                   633,290         540,433
  Deferred income tax benefits                   54,312          53,728
  Other                                          32,061          24,053
                                             __________      __________
                                              1,353,673       1,355,404
                                             __________      __________

Property
  Property and equipment
    Land and land improvements                   57,260          40,393
    Buildings and improvements                  554,712         452,578
    Machinery and equipment                   4,055,065       3,859,124
                                             __________      __________
                                              4,667,037       4,352,095
  Accumulated depreciation                   (2,037,352)     (1,798,349)
                                             __________      __________
                                              2,629,685       2,553,746
  Timber, timberlands, and timber deposits      273,001         293,028
                                              _________       _________
                                              2,902,686       2,846,774
                                              _________       _________
Goodwill, net of amortization of
   $24,020,000 and $13,139,000                  445,722         262,533

Investments in equity affiliates                 32,848          19,430

Other assets                                    234,995         226,568
                                             __________      __________
  Total assets                               $4,969,924      $4,710,709

Liabilities and Shareholders' Equity
                                                      December 31
                                              _________________________
                                                 1997           1996
                                              __________     __________
                                                (expressed in thousands)
Current
  Notes payable                               $   94,800     $   36,700
  Current portion of long-term debt               30,176        157,304
  Income taxes payable                             3,692          3,307
  Accounts payable                               470,445        427,224
  Accrued liabilities
    Compensation and benefits                    126,780        119,282
    Interest payable                              39,141         31,585
    Other                                        128,714        157,156
                                              __________     __________
                                                 893,748        932,558
                                              __________     __________
Debt
  Long-term debt, less current portion         1,725,865      1,330,011
  Guarantee of ESOP debt                         176,823        196,116
                                              __________     __________
                                               1,902,688      1,526,127
                                              __________     __________
Other
  Deferred income taxes                          230,840        249,676
  Other long-term liabilities                    224,663        240,323
                                              __________     __________
                                                 455,503        489,999
                                              __________     __________
Minority interest                                105,445         81,534
                                              __________     __________
Commitments and contingent liabilities
Shareholders' equity
  Preferred stock - no par value;
   10,000,000 shares authorized;
   Series D ESOP: $.01 stated value;
   5,569,684 and 5,904,788 shares outstanding    250,636        265,715
   Deferred ESOP benefit                        (176,823)      (196,116)
   Series F: $.01 stated value; 115,000
   shares outstanding in each period             111,043        111,043
   Series G: $.01 stated value; 862,500
   shares outstanding in 1996                        -          176,404
  Common stock - $2.50 par value;
   200,000,000 shares authorized;
   56,223,923 and 48,476,366 shares outstanding  140,560        121,191
  Additional paid-in capital                     416,691        230,728
  Retained earnings                              870,433        971,526
                                              __________     __________
    Total shareholders' equity                 1,612,540      1,680,491
                                              __________     __________
  Total liabilities and shareholders' equity  $4,969,924     $4,710,709

Shareholders' equity per common share             $25.39         $27.30

The accompanying notes are an integral part of these Financial Statements.

STATEMENTS OF CASH FLOWS
Boise Cascade Corporation and Subsidiaries
                                               Year Ended December 31
                                        __________________________________
                                          1997         1996        1995
                                        ________     _________    ________
                                              (expressed in thousands)
Cash provided by (used for) operations
  Net income (loss)                    $  (30,410)  $    9,050  $  351,860
  Items in income (loss) not using
   (providing) cash
    Equity in net (income) loss of
     affiliates                             5,180       (2,940)    (40,070)
    Depreciation, amortization, and cost
     of company timber harvested          256,570      255,000     260,760
    Deferred income tax provision
     (benefit)                            (18,593)     (13,498)    126,096
    Minority interest, net of income tax   10,740       10,330       6,260
    Write-down of assets                      -          9,955      78,491
    Other                                   1,265        3,322      12,157
    Gain on sales of assets                   -        (25,054)    (68,900)
    Gain on subsidiary's issuance of stock    -         (5,330)    (66,270)
    Receivables                           (12,291)      (3,298)    (13,813)
    Inventories                           (66,060)     (15,914)   (135,334)
    Accounts payable and accrued
     liabilities                          (10,523)       6,045      60,286
    Current and deferred income taxes       2,735      (37,394)     25,239
    Other                                  (9,577)       3,229      (4,440)
                                       __________   __________   _________
      Cash provided by operations         129,036      193,503     592,322
                                       __________   __________   _________
Cash provided by (used for) investment
  Expenditures for property and
   equipment                             (279,557)    (595,253)   (341,486)
  Expenditures for timber and
   timberlands                             (6,232)      (5,510)     (5,688)
  Investments in equity affiliates, net   (20,276)      (9,736)     (3,894)
  Purchases of assets                    (246,861)    (188,463)    (61,638)
  Sales of assets                             -        781,401     183,482
  Other                                   (27,687)     (26,271)     11,312
                                       __________   __________   _________
      Cash used for investment           (580,613)     (43,832)   (217,912)
                                       __________   __________   _________
Cash provided by (used for) financing
  Cash dividends paid
    Common stock                          (30,176)     (28,909)    (27,125)
    Preferred stock                       (39,808)     (44,389)    (48,731)
                                       __________   __________   _________
                                          (69,984)     (73,298)    (75,856)
  Notes payable                            58,100       19,700     (39,000)
  Additions to long-term debt             417,989      611,158      10,140
  Payments of long-term debt             (159,201)    (509,456)   (381,797)
  Subsidiary's issuance of stock              -            -       123,076
  Other                                     7,408       11,607      11,042
                                       __________   __________   _________
    Cash provided by (used for)
     financing                            254,312       59,711    (352,395)
                                       __________   __________   _________
Increase (decrease) in cash and
 cash equivalents                        (197,265)     209,382      22,015

Balance at beginning of the year          260,851       51,469      29,454
                                       __________   __________   _________
Balance at end of the year             $   63,586   $  260,851  $   51,469

The accompanying notes are an integral part of these Financial Statements.

STATEMENTS OF SHAREHOLDERS' EQUITY
Boise Cascade Corporation and Subsidiaries

                                                        For the Years Ended December 31, 1995, 1996, and 1997
                                            _________________________________________________________________________
                                              Total
Common                                        Share-                  Deferred               Additional
Shares                                       holders'    Preferred      ESOP      Common       Paid-In     Retained
Outstanding                                   Equity       Stock       Benefit     Stock       Capital     Earnings
___________                                 __________  __________  ___________  __________  ___________  ___________
                                                                        (expressed in thousands)
 38,284,186  Balance at December 31, 1994   $1,364,858  $  762,183  $ (230,956)  $   95,710  $      -     $  737,921
 __________                                 __________  __________  ___________  __________  ___________  __________
             Net Income                        351,860         -           -            -           -        351,860
             Cash dividends declared
              Common stock                     (28,549)        -           -            -           -        (28,549)
              Preferred stock                  (44,872)        -           -            -           -        (44,872)
             Conversion of Series E
  8,625,000   Preferred Stock                      -      (191,466)        -         21,563     169,903          -
  1,264,503  Stock options exercised            38,018         -           -          3,161      34,857          -
   (448,396) Treasury stock cancellations      (23,972)     (7,970)        -         (1,121)     (2,036)     (12,845)
     34,653  Other                              37,095         -        17,022           87       2,383       17,603
 __________                                 __________  __________  ___________  __________  ___________  __________
 47,759,946  Balance at December 31, 1995    1,694,438     562,747    (213,934)     119,400     205,107    1,021,118
 __________                                 __________  __________  ___________  __________  ___________  __________
             Net income                          9,050         -           -            -           -          9,050
             Cash dividends declared
              Common stock                     (29,050)        -           -            -           -        (29,050)
              Preferred stock                  (44,389)        -           -            -           -        (44,389)
    894,981  Stock options exercised            28,531         -           -          2,237      26,294          -
   (178,561) Treasury stock cancellations      (16,339)     (9,585)        -           (446)       (805)      (5,503)
             Other                              38,250         -        17,818          -           132       20,300
 __________                                 __________  __________  ___________  __________  ___________  __________
 48,476,366  Balance at December 31, 1996    1,680,491     553,162    (196,116)     121,191     230,728      971,526
 __________                                 __________  __________  ___________  __________  ___________  __________
             Net loss                          (30,410)        -           -            -           -        (30,410)
             Cash dividends declared
              Common stock                     (31,415)        -           -            -           -        (31,415)
              Preferred stock                  (36,402)        -           -            -           -        (36,402)
             Conversion of Series G
  6,907,440   Preferred Stock                      -      (176,404)        -         17,269     159,135          -
    842,153  Stock options exercised            28,092         -           -          2,105      25,987          -
     (3,092) Treasury stock cancellations      (15,193)    (15,079)        -             (8)        (18)         (88)
      1,056  Other                              17,377         -        19,293            3         859       (2,778)
 __________                                 __________  __________  ___________  __________  ___________  __________
 56,223,923  Balance at December 31, 1997   $1,612,540  $  361,679  $ (176,823)  $  140,560  $  416,691   $  870,433

The accompanying notes are an integral part of these Financial Statements.

NOTES TO FINANCIAL STATEMENTS
Boise Cascade Corporation and Subsidiaries

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION AND USE OF ESTIMATES. The financial statements include the accounts of the company and all subsidiaries after elimination of intercompany balances and transactions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

OTHER INCOME. "Other income (expense), net" includes gains and losses on the sale and disposition of property and other miscellaneous income and expense items. In the fourth quarter of 1996, we completed the sale of our coated publication paper business, consisting primarily of our pulp and paper mill in Rumford, Maine, and 667,000 acres of timberland, to The Mead Corporation for approximately $639,000,000 in cash. After payment of certain related tax indemnification requirements, net cash proceeds from the sale were used to reduce debt and to improve the competitive position of our remaining paper business. The transaction resulted in a pretax gain of approximately $40,395,000. In addition, approximately $15,341,000 of pretax expense arising from the related tax indemnification was recorded. The net gain per diluted share was 32 cents. Sales and operating income for the sold operations were $308,844,000 and $21,073,000 in 1996 and $525,941,000 and $136,612,000 in 1995.

In 1995, we recorded a pretax gain of $68,900,000, or 70 cents per diluted common share, for the sale of our remaining interest in an equity affiliate, Rainy River Forest Products Inc. (Rainy River) (see
Note 8). Also in 1995, we recorded a pretax charge of $19,000,000, or 19 cents per diluted common share, for the establishment of reserves for the write-down of certain assets in our paper and paper products segment to their net realizable value. In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." We adopted the statement in the fourth quarter of 1995. Following a review of the strategy for our paper business, a decision was made to reconfigure the Vancouver, Washington, pulp and paper mill and reduce, over time, its production. In the fourth quarter of 1995, our paper and paper products segment recorded a pretax charge of $74,900,000, or 76 cents per diluted share. Most of this charge was related to the write-down of certain of the mill's assets under the provisions of the new accounting standard. In April 1996, we completed the reconfiguration of the mill by permanently shutting down the mill's three paper machines and its recycled wastepaper operations. The mill operates as a paper converting facility, converting papers made elsewhere by the company primarily into security papers.

NET INCOME (LOSS) PER COMMON SHARE. Net income (loss) per common share was determined by dividing net income (loss), as adjusted, by applicable shares outstanding. For 1997 and 1996, the computation of diluted net loss per share was antidilutive; therefore, the amounts reported for basic and diluted loss were the same.

                                               Year Ended December 31
                                          ________________________________
                                            1997        1996        1995
                                          _________   _________    ________
                                                 (expressed in thousands)

Net income (loss) as reported            $ (30,410)   $   9,050    $ 351,860
  Preferred dividends(1)                   (31,775)     (39,248)     (39,778)
                                         _________    _________    _________
Basic income (loss)                        (62,185)     (30,198)     312,082
  Preferred dividends eliminated               -            -         28,968
  Interest on 7% debentures
    eliminated                                 -            -          2,501
  Supplemental ESOP contribution(2)            -            -        (12,599)
                                         _________    _________    _________
Diluted income (loss)(3)                  $(62,185)   $ (30,198)   $ 330,952

Average shares outstanding used
  to determine basic income
  (loss) per common share                   52,049       48,277       47,166
    Stock options, net                         -            -            703
    Series E conversion preferred stock        -            -            331
    Series G conversion preferred stock        -            -          6,909
    7% debentures                              -            -          1,277
    Series D convertible preferred stock       -            -          4,965
                                         _________    _________    _________
Average shares used to determine diluted
 earnings (loss) per common share(3)     $  52,049    $  48,277    $  61,351

(1)	The dividend attributable to our Series D convertible preferred stock held by the company's ESOP (employee stock ownership plan) is net of a tax benefit.
(2)	Additional contributions we would be required to make to our ESOP if the Series D ESOP preferred shares were converted to common stock.
(3)	Adjustments reducing the net loss to arrive at diluted loss totaling
$8,851,000 and $15,779,000 in 1997 and 1996 were excluded because the calculation of diluted loss per share was antidilutive. Also in 1997 and 1996, common shares of 8,572,000 and 12,234,000 were excluded from average shares because they were antidilutive.

In 1997, we adopted SFAS No. 128, "Earnings per Share," effective December 15, 1997. As a result, our basic earnings per share for 1995 increased 69 cents to $6.62 over the previously reported primary income per common share. The accounting change had no effect on any other previously reported 1995 or 1996 earnings (loss)-per-share amounts.

By July 15, 1997, 8,625,000 depositary shares of our Series G preferred stock were converted or redeemed for 6,907,440 shares of common stock (see Note 7). Had the conversion occurred on January 1, 1997, the reported basic and diluted net loss per common share for the year ended December 31, 1997, would have decreased 20 cents to 99 cents.

On September 27, 1995, we redeemed our 7% convertible subordinated debentures for cash and by issuing shares of common stock. The redemption resulted in the reduction of approximately 1,698,000 diluted shares. Had the conversion occurred on January 1, 1995, the reported diluted net income per share would have increased 8 cents to $5.47 for the year ended December 31, 1995.

FOREIGN CURRENCY TRANSLATION. Local currencies are considered the functional currencies for most of the company's operations outside the United States. Assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at average monthly exchange rates prevailing during the year. Resulting translation adjustments are reflected in "Retained earnings." At December 31, 1997, "Retained earnings" was decreased by $8,135,000 and at December 31, 1996, was increased by $1,520,000 as a result of these translation adjustments. The 1997, 1996, and 1995 foreign exchange gain and losses reported on the Statements of Income (Loss) arose primarily from translation adjustments where the U.S. dollar is the functional currency.

REVENUE RECOGNITION. We recognize revenue when title to the goods sold passes to the buyer, which is generally at the time of shipment.

CASH AND CASH EQUIVALENTS. Cash equivalents consist of short-term investments that had a maturity of three months or less at the date of purchase. At December 31, 1997, $9,676,000 of cash, cash equivalents, and certain receivables of a wholly owned insurance subsidiary were committed for use in maintaining statutory liquidity requirements of that subsidiary.

INVENTORY VALUATION. The company uses the last-in, first-out (LIFO) method of inventory valuation for raw materials and finished goods inventories at substantially all of its domestic wood products and paper manufacturing facilities. All other inventories are valued at the lower of cost or market, with cost based on the average or first-in, first-out (FIFO) valuation method. Manufactured inventories include costs for materials, labor, and factory overhead.

Inventories include the following:
                                                    December 31
                                               _____________________
                                                 1997         1996
                                               ________     ________
                                              (expressed in thousands)
Finished goods and work in process             $453,268     $390,694
Logs                                            107,625       98,883
Other raw materials and supplies                149,870      131,631
LIFO reserve                                    (77,473)     (80,775)
                                               ________     ________
                                               $633,290     $540,433

PROPERTY. Property and equipment are recorded at cost. Cost includes expenditures for major improvements and replacements and the net amount of interest cost associated with significant capital additions. Capitalized interest was $10,575,000 in 1997, $17,778,000 in 1996, and
$1,884,000 in 1995. Substantially all of our paper and wood products manufacturing facilities determine depreciation by the units-of-production method, and other operations use the straight-line method. Gains and losses from sales and retirements are included in income as they occur except at certain pulp and paper mills that use composite depreciation methods. At those facilities, gains and losses are included in accumulated depreciation. Estimated service lives of principal items of property and equipment range from three to 40 years.

Cost of company timber harvested and amortization of logging roads are determined on the basis of the annual amount of timber cut in relation to the total amount of recoverable timber. Timber and timberlands are stated at cost, less the accumulated total of timber previously harvested.

A portion of our wood requirements are acquired from public and private sources. Except for deposits required pursuant to wood supply contracts, no amounts are recorded until such time as we become liable for the timber. At December 31, 1997, based on average prices at the time, the unrecorded amount of those contracts was estimated to be approximately $113,000,000.

In recent years, the amount of government timber available for commercial harvest in the Northwest has declined because of environmental litigation, changes in government policy, and other factors. More constraints on available timber supply may be imposed. As a result, the company cannot accurately predict future log supply. Curtailments or closures of certain wood products manufacturing facilities are possible.

PREOPERATING COSTS. Certain preoperating costs incurred during the construction of major expansions or new manufacturing facilities are capitalized. The remaining unamortized balance is being amortized over its expected useful life, not to exceed three years. The unamortized balance of these costs, included in "Other assets" on the Balance Sheets, was $14,065,000 at December 31, 1997, and $8,776,000
at December 31, 1996.

GOODWILL. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. Goodwill is amortized on a straight-line basis over 40 years. Periodically, the company reviews the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows on an undiscounted basis. In management's opinion, no material impairment exists at December 31, 1997. Amortization expense was $11,037,000 in 1997, $6,830,000 in
1996, and $2,299,000 in 1995.

DEFERRED SOFTWARE COSTS. We defer certain software costs that benefit future years. These costs are amortized on the straight-line method over a maximum of five years or the expected life of the product, whichever is less. "Other assets" in the Balance Sheets includes deferred software costs of $31,137,000 and $16,760,000 at December 31, 1997 and 1996. Amortization of deferred software costs totaled $4,499,000,$3,693,000, and $4,350,000 in 1997, 1996, and 1995.

ENVIRONMENTAL REMEDIATION AND COMPLIANCE. Generally, environmental expenditures resulting in additions to property, plant, and equipment that increase useful lives are capitalized, while other environmental expenditures are charged to expense. Liabilities are recorded when assessments and/or remedial efforts are probable and the cost can be reasonably estimated. For further information, see "Financial Review
- Environmental Issues."

RESEARCH AND DEVELOPMENT COSTS. Research and development costs are expensed as incurred. During 1997, research and development expenses were $10,482,000, compared with $11,403,000 in 1996 and $10,756,000 in
1995.

SUBSIDIARY'S ISSUANCE OF STOCK. Changes in the company's proportionate interest in its subsidiaries from the subsidiaries' issuance of stock to third parties are recorded in income at the time the stock is issued by the subsidiaries. Because we anticipated purchasing shares of a subsidiary's stock in 1997, the change in our proportionate interest was included in "Additional paid-in capital" in 1997.

FINANCIAL INSTRUMENTS. At December 31, 1997, the estimated current market value of the company's debt, based on then current interest rates for similar obligations with like maturities, was approximately $128,000,000 greater than the amount of debt reported on the Balance Sheet. The estimated fair values of our other financial instruments, cash and cash equivalents, and notes payable are the same as their carrying values. In the opinion of management, we do not have any significant concentration of credit risks. Concentration of credit risks with respect to trade receivables is limited due to the wide variety of customers and channels to and through which our products are sold, as well as their dispersion across many geographic areas.
We have only limited involvement with derivative financial instruments and do not use them for trading purposes. Financial instruments such as interest rate swaps, rate hedge agreements, and forward exchange contracts are used periodically to manage well-defined risks.
Interest rate swaps and rate hedge agreements are used to hedge underlying debt obligations or anticipated transactions. For qualifying hedges, the interest rate differential is reflected as an adjustment to interest expense over the life of the swap or underlying debt. Gains and losses related to qualifying hedges of foreign currency firm commitments and anticipated transactions are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. All other forward exchange contracts are marked-to-market, and unrealized gains and losses are included in current period net income. At December 31, 1997, we had no material exposure to losses from derivative financial instruments (see Note 4).

NEW ACCOUNTING STANDARDS. In 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. We will adopt this statement in the first quarter of 1998. Also issued was SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. We will adopt this statement at year-end 1998. We are still evaluating what impact this statement will have on our reportable segments. Adoption of these statements will have no impact on net income.

RECLASSIFICATIONS. Certain amounts in the prior years' financial statements have been reclassified to conform with the current year's presentation. These reclassifications did not affect net income
(loss).

2.	INCOME TAXES

The income tax (provision) benefit shown on the Statements of Income
(Loss) includes the following:
                                             Year Ended December 31
                                         ________________________________
                                          1997        1996        1995
                                        _________   _________    ________
                                               (expressed in thousands)
Current income tax (provision) benefit
  Federal                               $    -      $ (10,807)   $ (98,195)
  State                                      -        (11,510)      (7,012)
  Foreign                                 (9,333)      (3,141)          13
                                        ________    _________    _________
                                          (9,333)     (25,458)    (105,194)
                                        ________    _________    _________
Deferred income tax (provision) benefit
  Federal                                 12,597        4,189     (102,931)
  State                                    2,292       10,430      (23,165)
  Foreign                                  3,704       (1,121)         -
                                        ________    _________    _________
                                          18,593       13,498     (126,096)
                                        ________    _________    _________
Total income tax (provision) benefit    $  9,260     $(11,960)   $(231,290)


During 1997, we received income tax refunds net of cash payments of $1,332,000, compared with cash payments net of refunds received of $55,368,000 in 1996 and $73,609,000 in 1995.

A reconciliation of the statutory U.S. federal tax (provision) benefit and our reported tax (provision) benefit is as follows:

                                               Year Ended December 31
                                         ________________________________
                                          1997        1996        1995
                                        _________   _________    ________
                                               (expressed in thousands)
Statutory tax (provision) benefit      $  10,128    $(10,969)   $(206,293)
  Changes resulting from:
    State taxes                            1,490        (702)     (19,615)
    Foreign tax provision different
      than theoretical rate               (4,599)     (2,364)        (588)
    Provision for difference in
      book and tax bases of
        Rainy River stock                    -           -        (32,500)
      Effect of nontaxable gain on
      BCOP's issuance of stock               -         1,866       27,279
    Other, net                             2,241         209          427
                                       _________    ________    _________
Reported tax (provision) benefit       $   9,260    $(11,960)   $(231,290)


At December 31, 1997, we had U.S. federal loss carryforwards of $139,224,000 expiring in 2012. We believe that the loss carryforwards will be fully realized based on future reversals of existing temporary differences in taxable income. We also had $144,687,000 of alternative minimum tax credits, which may be carried forward indefinitely.

The components of the net deferred tax liability on the Balance Sheets are as follows:
                                             December 31
                          ________________________________________________
                                   1997                      1996
                          ______________________   _______________________
                                     (expressed in thousands)
                           Assets    Liabilities    Assets     Liabilities
                          _________  ___________   ________    ___________
Employee benefits         $ 92,139    $ 25,250     $ 89,616     $ 24,545
Property and equipment
  and timber and
  timberlands               63,875     459,982       33,907      454,444
Net operating losses        50,419         -            -            -
Alternative minimum tax    144,687         -        146,361          -
Reserves                    21,421         909       27,620        6,295
Inventories                 12,266         274       12,859          363
State income taxes          26,596      38,677       22,961       33,341
Deferred charges               404       2,776          891        1,103
Differences in bases
  of nonconsolidated
  entities                   8,382      55,574        3,634        1,893
Other                        9,561      22,836       10,045       21,858
                          ________    ________     ________     ________
                          $429,750    $606,278     $347,894     $543,842

Pretax income (loss) from domestic and foreign sources is as follows:

                                       Year Ended December 31
                                 __________________________________
                                   1997         1996        1995
                                 ________     ________    _________
                                       (expressed in thousands)
Domestic                        $(26,189)    $ 32,452    $ 554,325
Foreign                           (2,741)      (1,112)      35,085
                                ________     ________    _________
Pretax income (loss)            $(28,930)    $ 31,340    $ 589,410


At December 31, 1997, our foreign subsidiaries had $24,839,000 of undistributed earnings which have been indefinitely reinvested. It is not practical to make a determination of the additional U.S. income taxes, if any, that would be due upon remittance of these earnings until the remittance occurs.

Our federal income tax returns have been examined through 1993. Certain deficiencies have been proposed, but the amount of the deficiencies, if any, that may result upon settlement of these years cannot be determined at this time. We believe that we have adequately provided for any such deficiencies and that settlements will not have a material adverse effect on our financial condition or results of operations.

3.	LEASES

Lease obligations for which we assume substantially all property rights and risks of ownership are capitalized. All other leases are treated as operating leases. Rental expenses for operating leases, net of sublease rentals, were $61,422,000 in 1997, $52,090,000 in 1996, and $36,354,000 in 1995. For operating leases with remaining terms of more than one year, the minimum lease payment requirements, net of sublease rentals, are $37,250,000 for 1998, $27,433,000 for 1999, $22,948,000 for 2000, $17,609,000 for 2001, and $11,976,000 for
2002, with total payments thereafter of $155,450,000.

Substantially all lease agreements have fixed payment terms based upon the passage of time. Some lease agreements provide us with the option to purchase the leased property. Additionally, certain agreements contain renewal options averaging seven years, with fixed payment terms similar to those in the original lease agreements.

4.	DEBT

On March 11, 1997, we signed a new revolving credit agreement with a group of banks. The new agreement allows us to borrow as much as $600,000,000 at variable interest rates based on customary indices and expires in June 2002. The revolving credit agreement contains financial covenants relating to minimum net worth, minimum interest coverage ratio, and ceiling ratio of debt to capitalization. Under this agreement, the payment of dividends by the company is dependent upon the existence of and the amount of net worth in excess of the defined minimum. Our net worth at December 31, 1997, exceeded the defined minimum by $314,370,000. The new agreement replaces our previous $600,000,000 revolving credit agreement that would have expired in June 2000. At December 31, 1997, there was $95,000,000 outstanding under this agreement. Also at December 31, 1997, we had $71,500,000 of short-term borrowings outstanding.

Our majority-owned subsidiary, Boise Cascade Office Products Corporation (BCOP), signed a new revolving credit agreement with a group of banks on June 26, 1997. The new agreement allows BCOP to borrow as much as $450,000,000 at variable interest rates based on customary indices and expires in June 2001. The BCOP revolving credit facility contains customary restrictive financial and other covenants, including a negative pledge and covenants specifying a minimum fixed charge coverage ratio and a maximum leverage ratio. BCOP may, subject to the covenants contained in the credit agreement and to market conditions, raise additional funds through the agreement and through other external debt or equity financings in the future. The new agreement replaces BCOP's previous $350,000,000 revolving credit agreement. Borrowings under BCOP's agreement were $340,000,000 at December 31, 1997. Also at December 31, 1997, BCOP had $23,300,000 of short-term borrowings outstanding.

The maximum amount of short-term borrowings outstanding during the year ended December 31, 1997, was $164,400,000. The average amount of short-term borrowings outstanding during the year ended December 31, 1997, was $52,554,000. The average interest rate for these borrowings was 5.9%.

In December 1997, BCOP entered into agreements to hedge against a rise in Treasury rates. The transactions were entered into in anticipation of the issuance of debt securities by BCOP in the first half of 1998. The hedge agreements have a notional amount of $70,000,000 and will be settled in late March 1998. If the settlement rate, based on the yield on ten-year U.S. Treasury bonds, is greater than the agreed-upon initial rate, BCOP will receive a cash payment. If the difference is less, BCOP will make a cash payment. The amount paid or received will be recognized as an adjustment to interest expense over the life of the to-be-issued debt securities. The settlement amount of $259,000 as of December 31, 1997, was recorded as a deferred loss.

At December 31, 1997, we had $89,400,000 of unused shelf capacity registered with the Securities and Exchange Commission for additional debt securities. We recently filed a registration statement with the Securities and Exchange Commission for an additional $400,000,000 of shelf capacity.

The scheduled payments of long-term debt are $30,176,000 in 1998, $44,814,000 in 1999, $116,804,000 in 2000, $480,506,000 in 2001, and
$232,568,000 in 2002.  Of the total amount shown in 2001, $340,000,000 represents the amount outstanding under BCOP's revolving credit agreement. Of the total amount shown in 2002, $95,000,000 represents the amount outstanding under our revolving credit agreement.

Cash payments for interest, net of interest capitalized, were $129,794,000 in 1997, $124,317,000 in 1996, and $143,631,000 in 1995.

We have guaranteed the debt used to fund an employee stock ownership plan that is part of the Savings and Supplemental Retirement Plan for the company's U.S. salaried employees (see Note 5). We have recorded the debt on our Balance Sheets, along with an offset in the shareholders' equity section that is titled "Deferred ESOP benefit." We have guaranteed certain tax indemnities on the ESOP debt, and the interest rate on the guaranteed debt is subject to adjustment for events described in the loan agreement.

During 1997 and 1996, we made open-market purchases of approximately $481,000 and $30,800,000 principal amount of our public debt securities.

Long-term debt, almost all of which is unsecured, consists of the following:

                                                                          December 31
                                                                    ______________________
                                                                       1997(1)     1996
                                                                    __________  __________
                                                                  (expressed in thousands)
9.9% notes, due in 2000, net of unamortized discount of $121,000    $   99,879  $   99,824
9.875% notes, due in 2001, callable in 1999                            100,000     100,000
9.85% notes, due in 2002                                               125,000     125,000
9.45% debentures, due in 2009, net of unamortized discount
  of $266,000                                                          149,734     149,711
7.35% debentures, due in 2016, net of unamortized discount
  of $97,000                                                           124,903     124,898
Medium-term notes, Series A, with interest rates averaging
  8.2% and 8.4%, due in varying amounts through 2013                   415,405     317,905
Revenue bonds and other indebtedness, with interest rates
  averaging 6.9% and 6.3%, due in varying amounts annually
  through 2027, net of unamortized discount of $824,000                285,301     265,649
American & Foreign Power Company Inc. 5% debentures, due in
  2030, net of unamortized discount of $1,053,000                       20,819      21,244
Revolving credit borrowings, with interest rates averaging
  6.3% and 5.8%                                                        435,000     140,000
Debt paid at maturity(2)                                                   -       143,084
                                                                     _________  __________
                                                                     1,756,041   1,487,315
Less current portion                                                    30,176     157,304
                                                                     _________  __________
                                                                     1,725,865   1,330,011
Guarantee of ESOP debt, due in installments through 2004               176,823     196,116
                                                                     _________  __________
                                                                    $1,902,688  $1,526,127

(1) The amount of net unamortized discount disclosed applies to long-term debt outstanding at December 31, 1997.
(2) In August 1997 and December 1997, our 7.375% notes and 10.125% notes were redeemed.

5.	RETIREMENT AND BENEFIT PLANS

Substantially all of our employees are covered by pension plans. The plans are primarily noncontributory defined benefit plans. The pension benefit for salaried employees is based primarily on years of service and the highest five-year average compensation, and the benefit for hourly employees is generally based on a fixed amount per year of service. Our contributions to our pension plans vary from year to year, but we have made at least the minimum contribution required by law in each year. The assets of the pension plans are invested primarily in common stocks, fixed-income securities, and cash and cash equivalents.

The assumptions used by our actuaries in the calculations of pension expense and plan obligations for the plans are estimates of factors that will determine, among other things, the amount and timing of future benefit payments. The asset return assumption was 9.75% in 1997, 1996, and 1995. The discount rate assumption was 7.25% at December 31, 1997, and 7.5% at December 31, 1996 and 1995. The salary escalation assumption used at December 31, 1997, 1996, and 1995 was 5%.

The following table, which includes only company-sponsored plans, compares the pension obligation with assets available to meet that obligation:

                                     Plans With Assets in    Plans With an Accumulated
                                  Excess of the Accumulated    Benefit Obligation in
                                      Benefit Obligation          Excess of Assets
                                          December 31                December 31
                                     _____________________     ________________________
                                       1997        1996           1997         1996
                                     ________   __________     ___________  ___________
                                    (expressed in millions)     (expressed in millions)

Accumulated benefit obligation
  Vested                             $(750.1)    $(765.4)        $(302.7)    $(217.1)
  Nonvested                            (29.9)      (26.6)          (12.8)       (6.1)
Provision for salary escalation        (73.8)      (65.8)           (9.3)       (8.2)
                                     _______     _______         _______     _______
Projected benefit obligation          (853.8)     (857.8)         (324.8)     (231.4)
Plan assets at fair market value       948.7       931.1           278.6       172.2
                                     _______     _______         _______     _______
Net plan assets (obligation)         $  94.9     $  73.3         $ (46.2)    $ (59.2)

The following table reconciles the net plan assets (obligation) to the prepayment (obligation) recorded on the company's Balance Sheets:

                                     Plans With Assets in    Plans With an Accumulated
                                  Excess of the Accumulated    Benefit Obligation in
                                      Benefit Obligation          Excess of Assets
                                          December 31                December 31
                                     _____________________     ________________________

                                       1997        1996           1997         1996
                                     ________   __________     ___________  ___________
                                    (expressed in millions)     (expressed in millions)

Net plan assets (obligation)          $   94.9    $  73.3        $  (46.2)    $  (59.2)
Remainder of unrecognized
  initial asset(1)                         -         (3.0)            (.6)         (.2)
Other unrecognized items(2)              (25.9)       5.2            16.4         18.0
Adjustment to record minimum liability     -          -             (10.2)       (11.4)
                                      ________    _______        ________     ________
Net recorded prepayment (obligation)  $   69.0    $  75.5        $  (40.6)    $  (52.8)

(1) The unrecognized initial asset calculated at January 1, 1986, is being amortized over a weighted average of 11 years.
(2) "Other unrecognized items" reflects changes in actuarial assumptions, net changes in prior service costs, and net experience gains and losses since January 1, 1986.

The components of pension expense are as follows:

                                             Year Ended December 31
                                     ____________________________________
                                        1997         1996         1995
                                     __________   __________   __________
                                            (expressed in thousands)

Benefits earned by employees         $  25,845    $  25,843    $  20,003
Interest cost on projected
   benefit obligation                   79,279       76,168       72,606
Earnings from plan assets             (173,624)    (119,977)    (217,429)
Assumed earnings from plan assets
  less than actual earnings             74,885       28,265      131,883
Amortization of unrecognized net
  initial asset                         (2,571)      (2,119)      (9,898)
Amortization of net experience gains
  and losses from prior periods            179          568           (6)
Amortization of unrecognized prior
  service costs                          3,726        4,085        3,873
                                     _________    _________    _________
Company-sponsored plans                  7,719       12,833        1,032
Multiemployer pension plans                592          593          587
                                     _________    _________    _________
Total pension expense                $   8,311    $  13,426    $   1,619

We sponsor savings and supplemental retirement programs for our salaried and some hourly employees. The program for salaried employees includes an employee stock ownership plan. Under that plan, our Series D ESOP convertible preferred stock (see Note 7) is being allocated to eligible participants through 2004, as principal and interest payments are made on the ESOP debt guaranteed by the company. Total expense for these plans was $20,910,000 in 1997, compared with $20,128,000 in 1996 and $20,236,000 in 1995.

The company and our retired employees currently share in the cost of retiree health care costs. The type of benefit provided and the extent of coverage vary based on employee classification, date of retirement, location, and other factors. The portion of the cost of coverage we pay for salaried employees retiring in each year since 1986 has decreased, and we will eventually cease to share in the cost of health care benefits for retired salaried employees. All of our postretirement health care plans are unfunded. We explicitly reserve the right to amend or terminate our retiree medical plans at any time, subject only to constraints, if any, imposed by the terms of collective bargaining agreements. Accrual of costs pursuant to accounting standards does not affect, or reflect, our ability to amend or terminate these plans. Amendment or termination may significantly impact the amount of expense incurred.

We accrue postretirement benefit costs, including retiree health care costs. A discount rate of 7.25% was adopted effective as of December 31, 1997. A discount rate of 7.5% was adopted effective as of December 31, 1996 and 1995. The initial 1992 trend rate for medical care costs was 8.5%, which was assumed to decrease ratably over the subsequent ten years to 6%. A 1% increase in the trend rate for medical care costs would have increased the December 31, 1997, benefit obligation by $2,899,000 and postretirement health care expense for the year ended December 31, 1997, by $220,000.

The components of postretirement health care expense are as follows:

                                            Year Ended December 31
                                     ____________________________________
                                        1997         1996         1995
                                     __________   __________   __________
                                            (expressed in thousands)

Benefits earned by employees          $     730    $     920    $   1,180
Interest cost on accumulated
  postretirement health care
  benefit obligation                      5,930        6,350        8,140
Amortization of unrecognized
  actuarial (gain) loss                    (310)        (280)         120
Amortization of unrecognized items       (2,320)      (2,820)      (3,720)
                                      _________    _________    _________
Total postretirement health care
  expense                             $   4,030    $   4,170    $   5,720

The accrued postretirement health care benefit obligation is included in "Other long-term liabilities" on the Balance Sheets.  The components of the obligation are as follows:
                                                      December 31
                                                ________________________
                                                  1997           1996
                                                _________      _________
                                                (expressed in thousands)

Retirees                                        $  63,770      $  64,670
Fully eligible active employees                     8,280          8,400
Other active employees                             10,770         10,920
                                                _________      _________
Accumulated postretirement health care
  benefit obligation                               82,820         83,990
Unrecognized items                                 15,230         17,550
Unrecognized actuarial gain                           500          2,580
                                                _________      _________
Accrued postretirement health care
  benefit obligation                            $  98,550      $ 104,120

6. BOISE CASCADE OFFICE PRODUCTS CORPORATION

In April 1995, our wholly owned subsidiary, BCOP, completed the initial public offering of 10,637,500 shares of common stock at a price of $12.50 per share. After the offering, we owned 82.7% of the outstanding BCOP common stock. The net proceeds of the offering to BCOP were approximately $123,076,000, of which approximately $101,859,000 was indirectly (through retention of accounts receivable and a small dividend payment) available to us for general corporate purposes. The remainder of the proceeds were retained by BCOP for its general corporate purposes.

From the BCOP offering, we recorded a gain of approximately $60,000,000, or 98 cents per diluted share. In 1995, BCOP also issued 905,276 shares of its stock to effect various acquisitions. As a result of these share issuances, we recorded a gain of $6,270,000, or 10 cents per diluted share. In 1996, BCOP issued 457,542 shares of its stock to effect various acquisitions and for stock options exercised. As a result of these share issuances, we recorded a gain of $5,330,000, or 11 cents per diluted share. In accordance with FASB Statement 109, "Accounting for Income Taxes," income taxes were not provided on the gains. In 1997, BCOP issued 587,940 shares of its stock to effect various acquisitions and for stock options exercised. No gains were recorded (see Note 1, Subsidiary's Issuance of Stock).

On September 25, 1997, BCOP issued 2,250,000 shares of unregistered common stock, all of which was purchased by Boise Cascade. The transaction was completed at a price of $21.5495 per share, for a total of $48,486,375. At December 31, 1997, we owned 53,398,724 shares, or 81.4% of BCOP's outstanding common stock.

In April 1996, BCOP's board of directors authorized a two-for-one split of BCOP common stock in the form of a 100% stock dividend. Each BCOP shareholder of record at the close of business on May 6, 1996, received one additional share for each share held on that date. The new shares were distributed on May 20, 1996. All references to numbers of shares of common stock of BCOP and common stock prices have been adjusted to reflect the stock split.

In 1997, 1996, and 1995, BCOP made various acquisitions, all of which were accounted for under the purchase method of accounting. Accordingly, the purchase prices were allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The initial purchase price allocations may be adjusted within one year of the date of purchase for changes in estimates of the fair value of assets and liabilities. Such adjustments are not expected to be significant to our results of operations or financial position. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill and is being amortized over 40 years. The results of operations of the acquired businesses are included in our operations subsequent to the dates of acquisitions.

BCOP acquired eight businesses during 1997, 19 businesses during 1996, and ten businesses during 1995. Amounts paid, acquisition liabilities recorded, debt assumed, and stock issued for these acquisitions were as follows:
                                      1997           1996         1995
                                   __________    __________    __________
                                       (expressed in thousands, except
                                                share amounts)

Cash paid                          $  246,861    $  180,139    $   62,138
Acquisition liabilities recorded   $   12,674    $   35,346    $    8,571
Debt assumed                       $   10,137    $      -      $      -
Stock issued
  Shares                              135,842       321,652     1,339,666
  Value                            $    2,882    $    6,886    $   18,185

The 1997 amounts include the acquisition of 100% of the shares of Jean-Paul Guisset S.A. (JPG) for approximately FF850,000,000 (US$144,000,000) plus a price supplement payable in the year 2000 if certain earnings and sales growth targets are reached. If 1997 results are duplicated in 1998 and 1999, the price supplement to be paid would be approximately US$16,000,000. No liability has been recorded for the price supplement, as the amount of payment, if any, is not assured beyond a reasonable doubt. Approximately FF128,500,000

(US$20,500,000) was repatriated to BCOP from JPG during the third quarter of 1997. In addition to the cash paid, BCOP recorded approximately US$5,800,000 of acquisition liabilities and assumed
US$10,100,000 of long-term debt. JPG is a direct marketer of office products in France.

Also in 1997, BCOP acquired the assets of the promotional products business of OstermanAPI, Inc. (Osterman), based in Maumee, Ohio, for cash of $56,000,000 and the recording of $882,000 of liabilities. In conjunction with the acquisition of Osterman, BCOP formed a majority-owned subsidiary, Boise Marketing Services, Inc. (BMSI), of which BCOP owns 88%. BCOP's previously acquired promotional products company, OWNCO, also became part of BMSI.

The 1996 amounts include the acquisition of 100% of the shares of Grand & Toy Limited (Grand & Toy) from Cara Operations Limited
(Toronto) for approximately C$140,000,000 (US$102,084,000).  In addition, BCOP recorded acquisition liabilities of approximately
US$9,907,000. Grand & Toy owns and operates office products distribution centers and approximately 70 retail stores across Canada.

The 1995 amounts include $21,747,000 of cash paid; the issuance of 431,352 shares of common stock and the equivalent of 434,390 shares of common stock in a stock note, payable by issuing the shares at the end of two years; and the recording of $2,999,000 of acquisition liabilities. These were part of the purchase of the net assets of office supply and computer distribution businesses in New York and Missouri.

Unaudited pro forma results of operations reflecting the acquisitions, net of the impact of the minority interest, are as follows. If the 1997 acquisitions had occurred January 1, 1997, sales for the year ended December 31, 1997, would have increased $152,000,000, net loss would have increased $406,000, and basic and diluted loss per share would have increased 1 cent. If the 1997 and 1996 acquisitions had occurred January 1, 1996, sales for the year ended December 31, 1996, would have increased $417,000,000, net income would have increased $1,158,000, and basic and diluted loss per share would have decreased 2 cents. If the 1996 and 1995 acquisitions had occurred January 1, 1995, sales for the year ended December 31, 1995, would have increased $580,000,000, net income would have been essentially the same as the historical amount reported, and basic and diluted earnings per share would have been unchanged. This unaudited pro forma financial information does not necessarily represent the actual results of operations that would have resulted if the acquisitions had occurred on the dates assumed.

In January 1997, BCOP formed a joint venture with Otto Versand (Otto) to begin direct marketing office products in Europe, initially in Germany. BCOP and Otto each have a 50% equity interest in the new company. In December 1997, Otto purchased a 10% interest in JPG for approximately FF72,200,000 (US$13,000,000). Otto has an option to purchase an additional 40% interest in JPG. The option may be exercised at any time between December 15, 1998, and January 15, 1999. If Otto elects not to exercise the option, BCOP will reacquire the 10% interest from Otto.

As a result of BCOP's acquisition activity, short-term acquisition liabilities of $14,642,000 and $21,538,000 at December 31, 1997 and 1996, were included in "Other current liabilities." Additionally, long-term acquisition liabilities of $15,869,000 and $15,192,000 at December 31, 1997 and 1996, were included in "Other long-term liabilities."

7. SHAREHOLDERS' EQUITY

PREFERRED STOCK. At December 31, 1997, 5,569,684 shares of 7.375% Series D ESOP convertible preferred stock were outstanding. The stock is shown on the Balance Sheets at its liquidation preference of $45 per share. The stock was sold in 1989 to the trustee of our Savings and Supplemental Retirement Plan for salaried employees (see Note 5). Each ESOP preferred share is entitled to one vote, bears an annual cumulative dividend of $3.31875, and is convertible at any time by the trustee to 0.80357 share of common stock. The ESOP preferred shares may not be redeemed for less than the liquidation preference.

In January 1993, we sold 115,000 shares of 9.4% Series F cumulative preferred stock represented by 4,600,000 depositary shares. The stock is shown on the Balance Sheets at its liquidation preference of $1,000 per preferred share ($25 per depositary share), net of the costs of issuance. Each Series F share has limited voting rights and bears a cumulative dividend at an annual rate of $94.00 ($2.35 per depositary share).

The Series F preferred stock and related depositary shares may be redeemed on or after February 15, 1998, at a price of $1,000 per preferred share ($25 per depositary share) plus accrued but unpaid dividends. In January 1998, we announced that we would redeem the Series F preferred stock on February 17, 1998.

By July 15, 1997, 8,625,000 of our depositary shares of Series G preferred stock were converted or redeemed for 6,907,440 shares of our common stock.

On January 15, 1995, our depositary shares of Series E preferred stock converted to 8,625,000 shares of our common stock.

COMMON STOCK. We are authorized to issue 200,000,000 shares of common stock, of which 56,223,923 shares were issued and outstanding at December 31, 1997. Of the unissued shares, a total of 8,804,633 shares were reserved for the following:

Conversion of Series D ESOP preferred stock        4,475,631
Issuance under Key Executive Stock Option Plan     4,138,278
Issuance under Director Stock Compensation Plan       90,724
Issuance under Director Stock Option Plan            100,000

We have a shareholder rights plan which was adopted in December 1988, amended in September 1990, and renewed in September 1997. Details are set forth in the Renewed Rights Agreement filed with the Securities and Exchange Commission on November 12, 1997.

STOCK OPTIONS. We have three stock option plans, the BCC Key Executive Stock Option Plan (KESOP), the BCC Director Stock Compensation Plan (DSCP), and the BCC Director Stock Option Plan
(DSOP). In addition, BCOP has two stock option plans, the BCOP Key Executive Stock Option Plan (KESOP) and the BCOP Director Stock Option Plan (DSOP). Both the company and BCOP account for these plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under this opinion, the only compensation cost recognized is for grants under the BCC DSCP and for grants under terms of which the number of options exercisable is based on future performance. Compensation costs recognized in 1997, 1996, and 1995 were $227,000, $810,000, and
$1,759,000.

Had compensation costs for these five plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," our 1997 net income would have been reduced pro forma by $7,222,000 and basic and diluted loss per share would have increased pro forma by 14 cents. The pro forma reduction to net income in 1996 would have been $7,574,000, and basic and diluted loss per share would have increased 16 cents. The pro forma reductions in 1995 would have been net income, $3,458,000, and basic and diluted earnings per share, 6 cents. The pro forma compensation cost may not be representative of that to be expected in future years.

The BCC KESOP provides for the grant of options to purchase shares of our common stock to key employees of the company. The exercise price is equal to the fair market value of our common stock on the date the options are granted. Options expire, at the latest, ten years and one day following the grant date.

The 3,649,966 options outstanding at December 31, 1997, have exercise prices between $18.125 and $46.65 and a weighted average remaining contractual life of 6.6 years.

Beginning in 1995, the fair value of each BCC option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997, 1996, and 1995: risk-free interest rates of 6.0%, 6.6%, and 6.2%; expected dividends of 60 cents for each year; expected lives of
4.2 years for each year, and expected stock price volatility of 30% for each year.

A summary of the status of the BCC KESOP at December 31, 1997, 1996, and 1995, and the changes during the years then ended is presented in the table below:

                                1997                   1996                 1995
                        ____________________  ____________________  ____________________
                                   Wtd. Avg.             Wtd. Avg.             Wtd. Avg.
                         Shares    Ex. Price    Shares   Ex. Price   Shares    Ex. Price
                        _________  _________  _________  _________  _________  _________

Balance at beginning
  of the year           4,228,736   $ 32.55   4,340,033   $ 31.28   4,995,052   $ 27.72
Options granted           751,100     36.88     804,900     31.38     748,800     43.82
Options exercised        (839,333)    28.25    (894,981)    25.02  (1,262,328)    24.20
Options expired          (490,537)    41.80     (21,216)    44.11    (141,491)    37.88
                        _________             _________             _________
Balance at end of
  the year              3,649,966     33.19   4,228,736     32.55   4,340,033     31.28
Exercisable at end
  of the year           2,898,866     32.24   3,423,836     32.83   3,595,433     28.68
Weighted average fair
  value of options
  granted
  (Black-Scholes)         $ 10.88               $  9.30               $ 13.36

The BCC DSOP, available only to nonemployee directors, provides for annual grants of options. The exercise price of these options is equal to the fair market value of our common stock on the date the options are granted. The options expire the earlier of three years after the director ceases to be a director or ten years after the grant date. Total shares subject to options at December 31, 1997, 1996, and 1995, were 49,500, 30,000, and 12,000, with weighted average exercise prices of $36.57, $36.25, and $41.88.

The BCC DSCP permits nonemployee directors to elect to receive grants of options to purchase shares of our common stock in lieu of cash compensation. The difference between the $2.50-per-share exercise price of DSCP options and the market value of the common stock subject to the options is intended to offset the cash compensation that participating directors have elected not to receive. Options expire three years after the holder ceases to be a director. Total shares subject to options at December 31, 1997, 1996, and 1995, were 34,542, 30,245, and 22,893, with weighted average exercise prices of $27.39, $27.59, and $26.01.

The BCOP KESOP provides for the grant of options to purchase shares of BCOP's common stock to key employees of BCOP. The exercise price is equal to the fair market value of BCOP's common stock on the date the options were granted. One-third of the options become exercisable in each of the three years following the grant date and expire, at the latest, ten years following the grant date.

The 1,490,139 options outstanding at December 31, 1997, have exercise prices between $12.50 and $26.625 and a weighted average remaining contractual life of nine years.

Beginning in 1995, the fair value of each BCOP option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997, 1996, and 1995: risk-free interest rates of 6.1%, 5.2%, and 7.3%; no expected dividends; expected lives of 4.2 years for each year; and expected stock price volatility of 35% for each year.

A summary of the status of the BCOP KESOP at December 31, 1997, 1996, and 1995, and the changes during the years then ended is presented in the table below:

                                1997                   1996                 1995
                        ____________________  ____________________  ____________________
                                   Wtd. Avg.             Wtd. Avg.             Wtd. Avg.
                         Shares    Ex. Price    Shares   Ex. Price   Shares    Ex. Price
                        _________  _________  _________  _________  _________  _________
Balance at beginning
  of the year           1,059,442   $ 18.66     647,400    $ 12.57       -      $   -
Options granted           495,700     23.08     501,200      25.54    647,400    12.57
Options exercised         (24,468)    12.50     (75,225)     12.50       -          -
Options expired           (40,535)    22.38     (13,933)     19.78       -          -
                        _________             _________             _________
Balance at end of
  the year              1,490,139     20.10   1,059,442      18.66    647,400    12.57
Exercisable at end
  of the year             483,039     16.72     140,569      12.60       -          -
Weighted average fair
  value of options
  granted
  (Black-Scholes)          $ 8.61                $ 9.14               $ 4.87

The BCOP DSOP, available only to nonemployee directors, provides for annual grants of options. The exercise price of options under this plan is equal to the fair market value of BCOP's common stock on the date the options are granted. Options expire the earlier of three years after the director ceases to be a director or ten years after the grant date. Total shares outstanding at December 31, 1997, 1996, and 1995, were 39,000, 24,000, and 12,000, with weighted average exercise prices of $18.58, $17.50, and $12.50.

Under each of the plans, options may not, except under unusual circumstances, be exercised until one year following the grant date.

OTHER. In October 1995, we announced our intention to purchase up to 4,300,000 shares of our common stock, subject to market price, cash flow, and other considerations. Since that announcement, we have purchased 626,204 shares of common stock under this authorization. Because of weaker operating conditions in our paper and wood products businesses, we have temporarily suspended our common stock purchases.

8. INVESTMENTS IN EQUITY AFFILIATES

As of December 31, 1997, our principal investments in affiliates accounted for using the equity method included a 47% interest in Voyageur Panel, which built an oriented strand board plant in Barwick, Ontario, Canada, and a 25% interest in Ponderosa Fibres of Washington, which built a recycled pulp production facility adjacent to our Wallula, Washington, pulp and paper mill. We have an agreement with Voyageur Panel under which we operate and market the product. The debt of each affiliate has been issued without recourse to the company. Additionally, BCOP has a 50% interest in Otto Versand, which direct markets office products in Europe.

Prior to November 1, 1996, we had a 30% interest in Rumford
Cogeneration Limited Partnership, which operates a cogeneration facility. This interest was sold along with the sale of our coated publication paper business.

We had a 50% interest in the general partnership of Pine City Fiber Company, a wastepaper recycling plant located adjacent to our Jackson, Alabama, pulp and paper mill. In December 1995, we entered into an agreement to purchase the other 50% interest. This transaction closed shortly after year-end 1995. Accordingly, as of December 31, 1995, this entity was consolidated with our Financial Statements, resulting in additions of $78,290,000 of assets, primarily property and equipment, and $77,090,000 of liabilities, primarily long-term debt. These noncash additions were not reflected in the company's 1995 Statement of Cash Flows.

In November 1995, we divested our remaining interest in our equity affiliate, Rainy River, through Rainy River's merger with Stone-
Consolidated Corporation and received cash of approximately
$183,482,000 and Stone-Consolidated stock. We used the proceeds from this transaction to reduce debt. In 1996, we sold the Stone-
Consolidated stock for $133,628,000. After consideration of a previously recorded bulk-sale reserve, the transaction was at approximately book value.

For 1997 and 1996, financial information related to our equity affiliates is not required.


A summary of transactions between us and our equity affiliates for the year ended December 31, 1995, is as follows:

Fees charged by and expenses reimbursable to the company      $ 23,420
Purchases from equity affiliates                               111,590
Sales to equity affiliates                                     198,030
Amounts payable to equity affiliates                             3,437
Amounts receivable from equity affiliates                        6,333

Summarized financial information of the equity affiliates for the year ended December 31, 1995, is as follows:

Condensed income statement information:
	Sales                                $770,240
	Gross profit                          154,380
	Net income                             73,200

9.	LITIGATION AND LEGAL MATTERS

We are involved in litigation and administrative proceedings primarily arising in the normal course of our business. In the opinion of management, our recovery, if any, or our liability, if any, under any pending litigation or administrative proceeding would not materially affect our financial condition or operations.

10.	SEGMENT INFORMATION

We are an integrated paper and forest products company headquartered in Boise, Idaho, with domestic and international operations. We manufacture and distribute paper and wood products, distribute office products and building materials, and own and manage more than 2 million acres of timberland in the U.S.

No single customer accounts for 10% or more of consolidated trade sales.

SUMMARY OF SIGNIFICANT SEGMENT ACCOUNTING POLICIES. Intersegment sales are recorded primarily at market prices. Corporate assets are primarily cash and cash equivalents, deferred income tax benefits, prepaid expenses, certain receivables, and property and equipment.

Our segments exclude timber-related assets and capital expenditures, because any allocation of these assets would be arbitrary. Our timber harvested is included in segment results at cost.

Boise Cascade's export sales to foreign unaffiliated customers were $177,071,000 in 1997, $182,889,000 in 1996, and $231,209,000 in 1995.

During 1997, BCOP had operations in Australia, Canada, France, Germany, and the United Kingdom. During 1996, BCOP had operations in Australia, Canada, and the United Kingdom. For the years ended December 31, 1997 and 1996, BCOP's foreign operations had sales of $518,126,000 and $296,396,000 and operating income of $21,610,000 and
$12,510,000. At December 31, 1997 and 1996, identifiable assets of BCOP's foreign operations were $467,968,000 and $221,743,000. BCOP did not have any significant foreign operations prior to 1996.

An analysis of our operations by segment is as follows:

                                                                                Depreciation,
                                                                                Amortization,
                                                                                and Cost of
                                          Sales                   Operating     Company     Capital
                             _________________________________    Income        Timber      Expendi-
                               Trade      segment      Total      (Loss)(1)     Harvested   tures      Assets
                             _________  __________  __________    ________      ________  ________   __________
YEAR ENDED DECEMBER 31, 1997                             (expressed in thousands)
Paper and paper products    $1,275,151  $  329,449  $1,604,600    $(11,551)      $166,199  $169,948      $2,602,383
Office products              2,595,144       1,588   2,596,732     122,249         41,088   346,592(4)    1,287,196
Building products            1,603,641      41,595   1,645,236      47,742         41,948    50,031         509,756
Other operations                19,884      56,427      76,311      (2,285)         4,188     4,150          50,411
                             _________  __________  __________    ________       ________  ________      __________
  Total                      5,493,820     429,059   5,922,879     156,155        253,423   570,721       4,449,746
                             _________  __________  __________    ________       ________  ________      __________
Intersegment eliminations          -      (429,059)   (429,059)         (4)           -         -           (65,281)
Timber, timberlands, and
  timber deposits                  -           -           -           -              -       6,232         273,001
Equity affiliates                  -           -           -        (5,180)           -         -            32,848
Corporate and other                -           -           -       (46,872)         3,147     1,666         279,610
                             _________  __________  __________    ________       ________  ________      __________
  Consolidated totals       $5,493,820  $      -    $5,493,820    $104,099       $256,570  $578,619      $4,969,924
                            __________  __________  __________   _________       ________  ________      __________

YEAR ENDED DECEMBER 31, 1996
Paper and paper products    $1,601,638  $  271,609  $1,873,247    $ 74,894(2)(3) $179,632  $470,059      $2,497,908
Office products              1,983,518       2,046   1,985,564     101,533         27,198   265,081(4)      905,361
Building products            1,505,538      51,589   1,557,127      36,074         40,357    85,565         500,456
Other operations                17,526      57,070      74,596      (2,609)         4,472     4,246          54,850
                             _________  __________  __________    ________       ________  ________      __________
  Total                      5,108,220     382,314   5,490,534     209,892        251,659   824,951       3,958,575
                             _________  __________  __________    ________       ________  ________      __________
Intersegment eliminations          -      (382,314)   (382,314)      1,018            -         -           (45,546)
Timber, timberlands, and
  timber deposits                  -           -           -           -              -       5,510         293,028
Equity affiliates                  -           -           -         2,940            -         -            19,430
Corporate and other                -           -           -       (60,269)(2)      3,341     1,706         485,222
                             _________  __________  __________    ________       ________  ________      __________
  Consolidated totals       $5,108,220  $      -    $5,108,220    $153,581       $255,000  $832,167      $4,710,709
                             _________  __________  __________    ________       ________  ________      __________
YEAR ENDED DECEMBER 31, 1995
Paper and paper products    $2,255,643  $  262,530  $2,518,173    $435,988(5)(7) $197,456  $242,518      $2,793,621
Office products              1,313,908       2,045   1,315,953      72,055         15,355   102,569(4)      544,124
Building products            1,482,340      93,080   1,575,420      89,178         39,332    68,756         468,786
Other operations                22,339      54,301      76,640         299          4,801     6,035          61,263
  Total                      5,074,230     411,956   5,486,186     597,520        256,944   419,878       3,867,794

Intersegment eliminations          -      (411,956)   (411,956)     (1,209)           -         -           (50,084)
Timber, timberlands, and
  timber deposits                  -           -           -           -              -       5,688         383,394
Equity affiliates                  -           -           -        40,070            -        -             25,803
Corporate and other                -           -           -        22,048(6)(7)    3,816     1,931         429,279
                             _________  __________  __________    ________       ________  ________       __________
  Consolidated totals       $5,074,230   $     -    $5,074,230    $658,429       $260,760  $427,497      $4,656,186

(1) Operating income (loss) includes gains from sales and dispositions (see
Note 1). In addition, interest income has been allocated to our segments in the amounts of $1,689,000 for 1997, $1,441,000 for 1996, and $2,829,000
for 1995.
(2) As a result of the sale of our coated publication paper business in 1996, paper and paper products includes a pretax gain of approximately
$40,395,000. In addition approximately $15,341,000 of pretax expense arising from related tax indemnification requirements is included in "Corporate and other." Assets were reduced by $632,246,000 as a result of the sale.
(3) 1996 includes $9,955,000 before taxes for the write-down of certain paper assets (see Note 1).
(4) Capital expenditures include acquisitions made by BCOP through the issuance of common stock, assumption of debt, and recording of liabilities.
(5) 1995 includes a charge of $74,900,000 before taxes related primarily to the write-down of certain paper assets under the provisions of SFAS No. 121
(see Note 1).
(6) In 1995 Corporate and other operating income includes a gain of $68,900,000 for the sale of our remaining interest in Rainy River (see Note 1).
(7) 1995 includes a pretax charge of $19,000,000 for the establishment of reserves for the write-down of certain paper assets (see Note 1). Also included is our addition to existing reserves of $5,000,000 before taxes for environmental and other contingencies.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Boise Cascade Corporation:

We have audited the accompanying balance sheets of Boise Cascade Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related statements of income (loss), cash flows, and shareholders' equity for the years ended December 31, 1997, 1996, and 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boise Cascade Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


Arthur Andersen LLP

Boise, Idaho
January 29, 1998

REPORT OF MANAGEMENT

The management of Boise Cascade Corporation is primarily responsible for the information and representations contained in this annual report. The financial statements and related notes were prepared in conformity with generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management has, when necessary, made judgments and estimates based on currently available information.

Management maintains a comprehensive system of internal controls based on written policies and procedures and the careful selection and training of employees. The system is designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that transactions are executed in accordance with management's authorization. The concept of reasonable assurance is based on recognition that the cost of a particular accounting control should not exceed the benefit expected to be derived.

Our Internal Audit staff monitors our financial reporting system and the related internal accounting controls, which are also selectively tested by Arthur Andersen LLP, Boise Cascade's independent public accountants, for purposes of planning and performing their audit of our financial statements.

The Audit Committee of the board of directors, which is composed solely of nonemployee directors, meets periodically with management, representatives of our Internal Audit Department, and Arthur Andersen LLP representatives to assure that each group is carrying out its responsibilities. The Internal Audit staff and the independent public accountants have access to the Audit Committee, without the presence of management, to discuss the results of their audits, recommendations concerning the system of internal accounting controls, and the quality of financial reporting.

                        BOISE CASCADE CORPORATION AND SUBSIDIARIES
                            Ratio of Earnings to Fixed Charges

                                                   Year Ended December 31
                                 ________________________________________________________
                                    1993       1994        1995        1996        1997
                                 ________    ________    ________    ________    ________
                                          (dollar amounts expressed in thousands)
Interest costs                  $ 172,170   $ 169,170   $ 154,469   $ 146,234   $ 153,691
Interest capitalized
  during the period                 2,036       1,630       3,549      17,778      10,575
Interest factor related to
  noncapitalized leases(1)          7,485       9,161       8,600      12,982      11,931
                                _________   _________   _________   _________   _________
  Total fixed charges           $ 181,691   $ 179,961   $ 166,618   $ 176,994   $ 176,197

Income (loss) before
  income taxes and
  minority interest             $(125,590)  $ (64,750)  $ 589,410   $  31,340    $(28,930)
Undistributed (earnings)
  losses of less than 50%
  owned persons, net of
  distributions received             (922)     (1,110)    (36,861)     (1,290)      5,180
Total fixed charges               181,691     179,961     166,618     176,994     176,197
Less: Interest capitalized         (2,036)     (1,630)     (3,549)    (17,778)    (10,575)
      Guarantee of interest
        on ESOP debt              (22,208)    (20,717)    (19,339)    (17,874)    (16,341)
                                _________   _________   _________   _________   _________
Total earnings (losses)
  before fixed charges          $  30,935   $  91,754   $ 696,279   $ 171,392   $ 125,531

  Ratio of earnings to
    fixed charges(2)                 -           -           4.18        -           -


(1)	Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.

(2)	Earnings before fixed charges were inadequate to cover total fixed charges by $150,756,000,
$88,207,000, $5,602,000, and $50,666,000 for the years ended December 31, 1993, 1994, 1996, and 1997.